525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax
LAWRENCE D. LEVIN lawrence.levin@kattenlaw.com 312.902.5654 direct 312.577.8641 fax

September 8, 2010

BY EDGAR TRANSMISSION

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Career Education Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 25, 2010

Definitive Proxy Statement

Filed April 1, 2010

Form 10-Q for the Quarter Ended June 30, 2010

Filed August 4, 2010

File No. 0-23245

Dear Mr. Spirgel:

Reference is made to the letter dated August 31, 2010 (the “Comment Letter”) to Michael J. Graham, Executive Vice President and Chief Financial Officer of Career Education Corporation (the “Company”), setting forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the year ended December 31, 2009, Definitive Proxy Statement on Schedule 14A filed on April 1, 2010 and Form 10-Q for the quarter ended June 30, 2010.

On behalf of the Company, we hereby submit this letter to confirm the extension of the deadline for the Company’s response to the Comment Letter discussed via telephone conference with Kathryn Jacobson of the Commission on September 7, 2010. The Company will provide a response to the Comment Letter by September 29, 2010.

CHICAGO  CHARLOTTE  IRVING  LONDON  LOS ANGELES  NEW YORK   WASHINGTON, DC  WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP

A limited liability partnership including professional corporations

September 8, 2010

Please contact me by telephone at (312) 902-5654 if you have any questions or concerns. Thank you for your time and consideration.

Very truly yours,

/s/ Lawrence D. Levin
Lawrence D. Levin